SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TTEC Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89854H 102

(CUSIP Number)

TTEC Holdings, Inc.

9197 South Peoria Street,

Englewood, CO 80112

(303) 397-8100

with a copy to

Holli Hartman

Mantucket Capital Management Corporation

5251 DTC Parkway, Suite 995

Greenwood Village, CO 80111

(303) 397-8905

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2019

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89854H 102

1	Names of Reporting Persons Kenneth D. Tuchman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,686,901

	8	Shared Voting Power 24,776,806 (1)

	9	Sole Dispositive Power 6,686,901

	10	Shared Dispositive Power 24,776,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,463,707

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 68.1% (2)

14	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 14,766,806 shares beneficially owned by Mr. Tuchman in his capacity as the controlling person of Mantucket Capital Management Corporation, the sole general partner of KDT Family, LLLP, (ii) 10,000,000 shares beneficially owned by Mr. Tuchman in his capacity as the sole trustee of KDT Stock Revocable Trust, and (iii) 10,000 shares beneficially owned by Mr. Tuchman’s spouse.  Mr. Tuchman disclaims beneficial ownership of all shares beneficially owned by his spouse.

(2) Based on 46,212,098 shares of Common Stock outstanding as of March 29, 2019, according to information provided by TTEC Holdings, Inc., a Delaware corporation (the “Company”).

CUSIP No. 89854H 102

1	Names of Reporting Persons KDT Stock Revocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,000,000 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,000,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.6% (2)

14	Type of Reporting Person (See Instructions) OO

(1) Power is shared with its sole trustee, Kenneth D. Tuchman.

(2) Based on 46,212,098 shares of Common Stock outstanding as of March 29, 2019, according to information provided by the Company.

CUSIP No. 89854H 102

1	Names of Reporting Persons KDT Family, LLLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,766,806 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,766,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,766,806

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.0% (2)

14	Type of Reporting Person (See Instructions) PN

(1) Power is shared with its sole general partner, Mantucket Capital Management Corporation, and Kenneth D. Tuchman, the controlling person of Mantucket Capital Management Corporation.

(2) Based on 46,212,098 shares of Common Stock outstanding as of March 29, 2019, according to information provided by the Company.

CUSIP No. 89854H 102

1	Names of Reporting Persons Mantucket Capital Management Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,766,806 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,766,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,766,806

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.0% (2)

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 14,766,806 shares beneficially owned by Mantucket Capital Management Corporation in its capacity as the sole general partner of KDT Family, LLLP.

(2) Based on 46,212,098 shares of Common Stock outstanding as of March 29, 2019, according to information provided by the Company.

Introductory Note

This Schedule 13D (this “13D”) is being jointly filed by Kenneth D. Tuchman, KDT Stock Revocable Trust (the “Trust”), KDT Family, LLLP (the “Limited Partnership”) and Mantucket Capital Management Corporation (the “General Partner,” and together with Mr. Tuchman, the Trust and the Limited Partnership, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of the Company. Mr. Tuchman previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”). Based on the vesting of previous equity awards under the Company’s equity compensation incentive plans and share repurchases by the Company, the Reporting Persons have changed their beneficial ownership reporting from Schedule 13G to Schedule 13D.

Item 1. Security and Issuer.

This 13D relates to the shares of Common Stock. The principal executive offices of the Company are located at 9197 South Peoria Street, Englewood, Colorado 80112.

Item 2. Identity and Background.

(a)–(c): This 13D is being jointly filed by the Reporting Persons. Any disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate person. The Reporting Persons are making this single, joint filing because they are a “group” within the meaning of Section 13(d)(3) of the Act.

The principal business address of Mr. Tuchman is 9197 South Peoria Street, Englewood, Colorado 80112. The principal business address of each of the Trust, the Limited Partnership and the General Partner is 5251 DTC Parkway, Suite 995, Greenwood Village, Colorado 80111.

Mr. Tuchman is the Chairman of the Board of Directors and Chief Executive Officer of the Company. The Trust is a revocable trust settled in the state of Colorado for the benefit of Mr. Tuchman and of which Mr. Tuchman is the sole trustee. The Limited Partnership is a limited liability limited partnership organized under the laws of the state of Colorado that was formed for the purpose of investing, acquiring, holding, maintaining, developing, managing, operating, selling, exchanging, disposing of and leasing all types of property for the benefit of Mr. Tuchman and his family. The General Partner is the sole general partner of the Limited Partnership, and is a corporation organized under the laws of the state of Colorado that was formed for the purpose of managing the business entities, trusts, assets and investment holdings (including private equity investments) of Mr. Tuchman and his family and providing related services.

In accordance with General Instruction C to Schedule 13D, information regarding the executive officers, directors and controlling persons of the applicable Reporting Persons (other than Mr. Tuchman and the General Partner, the “Covered Persons”) as required by Item 2 of Schedule 13D is set forth on Schedule I and is incorporated by reference herein.

(d) and (e): During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Tuchman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Tuchman is the founder of the Company and has from time to time received equity awards under the Company’s equity compensation incentive plans.

Item 4. Purpose of Transaction.

Mr. Tuchman acquired the shares of Common Stock that may be deemed beneficially owned by him as a founder of the Company and through the receipt of equity awards under the Company’s equity compensation incentive plans.

As the Chairman of the Board of Directors, Chief Executive Officer and controlling shareholder of the Company, Mr. Tuchman is involved on a daily basis in influencing and considering the strategy and operations of the Company. In those capacities, Mr. Tuchman is involved in all significant aspects of the Company, including the Company’s business, operations, management, ownership, capital and corporate structure, dividend policy, corporate governance, board composition, incentive programs and transactions as a means of enhancing shareholder value, including share repurchases and strategic and other corporate transactions. In connection with strategic or other corporate transactions, Mr. Tuchman has in the past engaged and expects to continue to engage in discussions with, and may exchange information with, potential strategic partners, acquirers, investment professionals and potential financing sources, may participate in any such transaction as principal and/or as a provider of financing and may enter into agreements with respect to the foregoing. Mr. Tuchman together with the other Reporting Persons has in the past considered and may in the future consider a wide variety of matters and plans or proposals that could result in the occurrence of any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. As a result of their ownership interest in the Company, the Reporting Persons exercise significant influence and control over the Company’s business practices and strategy and all matters requiring action by the

Company’s stockholders, including the election of the entire Board of Directors of the Company and the ability as a stockholder to unilaterally approve or reject strategic or other corporate transactions.

The Reporting Persons review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position, results of operations, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock (or other securities of or interests in the Company) and/or the entirety of the Company or disposing of all or a portion of the shares of Common Stock (or other securities of or interests in the Company) beneficially owned by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Company.

Item 5. Interest in Securities of the Issuer.

(a) The information set forth on rows 11 and 13 of each of the cover pages of this 13D is incorporated herein by reference.  To the knowledge of each of the Reporting Persons, none of the Covered Persons owns beneficially pursuant to Rule 13d-3 of the Act any shares of Common Stock.

(b) The information set forth in rows 7 through 10 of each of the cover pages of this 13D is incorporated herein by reference.

(c) None of (i) the Reporting Persons, or (ii) to the knowledge of each of the Reporting Persons, the Covered Persons, has effected any transactions in the shares of Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Pursuant to the Second Amended and Restated Security Agreement, dated as of May 7, 2018 (the “Security Agreement”), Mr. Tuchman, in his capacity as the sole trustee of the Trust, granted to Wells Fargo Bank, National Association (“Wells Fargo”), in order to secure Mr. Tuchman’s obligations under a credit facility extended to him by Wells Fargo, a first priority security interest in a securities account maintained by Wells Fargo on behalf of the Trust, and all financial assets and related security entitlements credited thereto and all other investment property maintained or recorded therein, including approximately 3.1 million shares of Common Stock beneficially owned by the Trust (collectively, the “Collateral”) as of the date of this 13D.

The Trust will retain dividend and voting rights in shares of Common Stock in the Collateral during the term of the Security Agreement, absent an uncured event of default (although Wells Fargo may have dividends on such shares transferred directly to another account maintained by Wells Fargo and held in the name of Mr. Tuchman).

To the knowledge of each of the Reporting Persons, none of the Covered Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:                 Agreement pursuant to Rule 13d-1(k)

Exhibit B:                 Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2019	By:	/s/ Holli Hartman
Name: Holli Hartman
Attorney-in-fact for: KENNETH D. TUCHMAN (1) KDT STOCK REVOCABLE TRUST (1) KDT FAMILY, LLLP (1) MANTUCKET CAPITAL MANAGEMENT CORPORATION (1)

	(1)	A Power of Attorney authorizing each of Wendy Wing and Holli Hartman to act on behalf of this person or entity is filed as Exhibit B.

Schedule I

Information Regarding Covered Persons

In accordance with General Instruction C to Schedule 13D, the following sets forth the information regarding the executive officers, directors and controlling persons of the Reporting Persons listed below as required by Item 2 of Schedule 13D.

KDT Family, LLLP

Mantucket Capital Management Corporation, the sole general partner of KDT Family, LLLP, is a corporation organized under the laws of the state of Colorado for the purpose of managing the assets and investments of and providing related services to Mr. Tuchman and his family.

Mantucket Capital Management Corporation

Directors and Officers:

Name	Position(s)	Address	Principal Occupation	Citizenship
Wendy Wing	Director, President and Secretary	5251 DTC Parkway, Suite 995, Greenwood Village, Colorado 80111	Director, President and Secretary of Mantucket Capital Management Corporation	United States of America
Kenneth D. Tuchman	Assistant Treasurer	5251 DTC Parkway, Suite 995, Greenwood Village, Colorado 80111	Chairman of the Board and Chief Executive Officer of TTEC Holdings, Inc.	United States of America

Controlling Persons:

Kenneth D. Tuchman, the controlling person of Mantucket Capital Management Corporation, is the Chairman of the Board of Directors and Chief Executive Officer of TTEC Holdings, Inc.

EXHIBIT INDEX

Exhibit	Document Description

A:	Agreement pursuant to Rule 13d-1(k)

B:	Power of Attorney